SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

               Report on Form 6-K for the month of September 2003
                                                   ----------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                Form 20-F _X_                     Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                             Yes ___                No ____


Enclosures:

1. Press release dated: September 10, 2003

OTE Statement Regarding Cosmorom

    ATHENS, Greece--(BUSINESS WIRE)--Sept. 10, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today issued the following statement:
    "OTE has previously provided information regarding the financial difficulties experienced by its indirect subsidiary Cosmorom SA and its dispute with its principal supplier, the Union of Suppliers led by Intracom SA. OTE made it repeatedly clear that neither it nor its subsidiary RomTelecom SA have a legal obligation to make payment of amounts due by Cosmorom SA to third parties where no guarantees had been issued. Nethertheless, OTE sought to facilitate the process of negotiations between Intracom SA and Cosmorom SA in order for them to reach an amicable settlement of the dispute, which would take into account Cosmorom SA's financial condition and ability to make payment. Negotiations have taken place through 9 September 2003. At the conclusion of the meeting on 9 September 2003, Intracom SA representatives advised the participants that it wished to commence arbitration proceedings before the International Chamber of Commerce against Cosmorom SA as provided in the contract between the Union of Suppliers and Cosmorom SA. OTE regrets that Cosmorom SA and Intracom SA have been unable to reach an amicable settlement at this stage and wishes that negotiations continue towards that end."

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis
             Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations
             Tel: +30 210 611 1428;
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

Date: 10 September 2003         By: /s/ Iordanis Aivazis
                                   -------------------------
                               Name: Iordanis Aivazis
                              Title: Chief Financial Officer